QuickLinks -- Click here to rapidly navigate through this document

Filed by:	First Community Bancorp pursuant to Rule 425 under the Securities Act of 1933
Subject	Upland Bank
Company:	(Commission File No. 00-30747, the file number for First Community Bancorp due to the fact that Upland Bank is a private company)

THE FOLLOWING IS THE TEXT OF JOINT PRESS RELEASE ISSUED BY FIRST COMMUNITY BANCORP AND UPLAND BANK

PRESS RELEASE

First Community Bancorp (NASDAQ: FCBP)	Upland Bank
Contact: Matthew P. Wagner President and Chief Executive Officer 120 Wilshire Boulevard Santa Monica, California 90401 Phone: 310-458-1521 x 271	Contact: Fred Scarsella President and Chief Executive Officer 100 N. Euclid Avenue Upland, California 91786 Phone: 909-946-2265
FOR IMMEDIATE RELEASE	April 18, 2002

FIRST COMMUNITY BANCORP ANNOUNCES SIGNING OF DEFINITIVE AGREEMENT TO ACQUIRE UPLAND BANK

Rancho Santa Fe, California, April 18, 2002—First Community Bancorp today announced the signing of a definitive agreement and plan of merger pursuant to which Upland Bank will merger with and into Pacific Western National Bank, a wholly-owned subsidiary of First Community. Upland is a $108 million-asset bank with branches in Upland and Chino.

Pursuant to the definitive agreement, each Upland shareholder shall have the right to elect to receive for each share of Upland common stock either $11.73 in cash or .5034 of a share of First Community common stock. The definitive agreement provides that at least 45% of the consideration shall be in the form of First Community common stock. Based upon today's closing price of $27.65 per share for First Community's common stock, the total purchase price would be approximately $18.4 million. The transaction represents 1.59 times Upland's book value at March 31, 2002 and 15.5 times Upland's annualized first quarter earnings for 2002. The merger is subject to standard conditions, including the approval of Upland's shareholders and bank regulatory agencies. The transaction is expected to close in the third quarter of 2002, at which time Upland will be merged into Pacific Western, with Pacific Western remaining as the surviving bank.

First Community Chairman of the Board John M. Eggemeyer III commented, "We are excited about the opportunity to extend First Community's presence further into the Inland Empire. The acquisition of Upland Bank represents an excellent opportunity to bridge the gap between our branches in Brea and West Covina with those in Redlands and the Coachella Valley. The combination of First Community and Upland Bank marks another important step in our company's overall strategic plan to transform First Community into Southern California's premier community banking franchise."

First Community President and Chief Executive Officer Matt Wagner added, "We are very pleased to announce this union between First Community and Upland. The Inland Empire is one of the fastest growing markets in the United States and this acquisition perfectly complements our recent acquisition of Pacific Western National Bank. Furthermore, we expect this transaction to be accretive to earnings in 2003."

Upland Bank President and CEO Fred Scarsella added, "Combining with First Community is a great opportunity to further our commitment to providing new and existing customers a wide array of financial products with the best value. We are excited about joining the First Community team."

After completing the acquisition of Upland Bank, First Community's Los Angeles County based subsidiary, Pacific Western National Bank, will operate through eighteen branches in Los Angeles, Orange, Riverside and San Bernardino Counties. Rancho Santa Fe National Bank, First Community's San Diego County based subsidiary, operates through eight branches located in Encinitas, Carlsbad, Vista, Escondido and Rancho Santa Fe. Total assets of First Community are estimated to be approximately $1.3 billion on a pro forma basis.

Forward-Looking Statements

        This press release includes forward-looking statements that involve inherent risks and uncertainties. First Community Bancorp, Pacific Western National Bank and Upland Bank caution readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include economic conditions and competition in the geographic and business areas in which First Community Bancorp, Pacific Western National Bank and Upland Bank operate, inflation, deflation, fluctuations in interest rates, legislation and governmental regulation and the progress of integrating the operations of First Community Bancorp, Rancho Santa Fe National Bank, First Community Bank of the Desert, First Professional Bank, N. A., First Charter Bank, N. A., Pacific Western National Bank, Capital Bank of North County and Upland Bank.

Registration Statement

Investors and security holders are urged to read the registration statement regarding the business combination transaction referred to in this press release, when it becomes available, because it will contain important information. The registration statement will be filed with the Securities and Exchange Commission by First Community Bancorp. Investors and security holders may obtain a free copy of the registration statement (when it is available) and other documents filed by First Community Bancorp with the Commission at the Commission's website at www.sec.gov. The registration statement may also be obtained free of charge from First Community Bancorp by directing a request to: Pacific Western Bank, 275 N. Brea Boulevard, Brea, CA 92821. Attention: Lynn Hopkins. Telephone: 714-674-5330.

QuickLinks

  PRESS RELEASE
FIRST COMMUNITY BANCORP ANNOUNCES SIGNING OF DEFINITIVE AGREEMENT TO ACQUIRE UPLAND BANK